Exhibit 99.1

 Q1 2026 Update  April 28th, 2026

 Table of Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  p.04  p.06  p.13  p.16  p.19  p.22

Executive Summary

We are pleased with our performance in Q1, as all of our KPIs met or exceeded guidance. The business added 10 million MAUs vs. guidance for 8 million, while Subscriber net additions of 3 million were in-line. Revenue was in-line with guidance and grew at an accelerated 14% Y/Y on a constant currency* basis. Gross Margin of 33.0% exceeded guidance and expanded 133 bps Y/Y, while Operating Income of €715 million outperformed due to lower Social Charges and Gross Margin strength. Social Charges were €49 million below forecast due to share price movement during the quarter. As a reminder, we do not incorporate share price movements into our forecast since they are beyond our control. Free Cash Flow* reached €824 million in Q1, bringing LTM*** Free Cash Flow to €3.2 billion.

Overall, we view the business as well positioned to deliver improved growth and margins in 2026 as we reinvest to support our long-term potential.

USER & FINANCIAL SUMMARY	Q1 2025	Q4 2025	Q1 2026	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	678	751	761	12%	1%
Premium Subscribers	268	290	293	9%	1%
Ad-Supported MAUs	423	476	483	14%	1%
FINANCIALS (€M)					
Premium**	3,783	4,020	4,148	10%	3%
Ad-Supported**	407	511	385	-5%	-25%
Total Revenue	**4,190**	**4,531**	**4,533**	**8%**	**0%**
Gross Profit	1,326	1,499	1,495	13%	0%
Gross Margin	**31.6%**	**33.1%**	**33.0%**	**--**	**--**
Operating Income	**509**	**701**	**715**	**40%**	**2%**
Operating Margin	12.1%	15.5%	15.8%	--	--
Net Cash Flows From Operating Activities	539	856	836	55%	-2%
Free Cash Flow*	**534**	**834**	**824**	**54%**	**-1%**

Spotify

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.
** Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group's new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts have been reclassified to conform to current period presentation. See Appendix for reclassified and recast segment Gross Profit amounts.
*** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Accelerating MAU growth  with continued Subscriber momentum  Advanced AI-powered personalization with the beta launches of Taste Profile and Prompted Playlist in select markets, giving Premium users greater control over their preferences and recommendations  Deepened music insights and context with the beta rollouts of About the Song in select markets and SongDNA globally, offering richer insights into the stories, creators and connections behind the music  Expanded audiobook discovery with the launch of Audiobook Charts in the U.S. and U.K., highlighting trending and popular titles through weekly rankings  Key Highlights  Improving revenue growth  alongside strengthening profitability  Total Revenue of €4.5 billion accelerated to 8% Y/Y or 14% Y/Y on a constant currency* basis  Gross Margin finished at a Q1 record high of 33.0% (up 133 bps Y/Y)  Operating Income finished at a record €715 million (15.8% margin)  Free Cash Flow* finished at a Q1 record high of €824 million  Enhancing user control, enriching  music insights and expanding audiobook discovery  Q1 MAU net adds of 10 million drove total MAUs to 761 million, accelerating to 12% Y/Y growth  Premium Subscribers grew 9% Y/Y to 293 million, reflecting 3 million quarterly net adds

 Results  Q1 2026 Actuals  Guidance  Total Revenue (€B)  In-Line  €4.5  €4.5  Gross Margin  Above  33.0%  32.8%  Operating Income (€M)*  Above  €715  €660  Key Highlights: Actuals vs. Guidance  Users  Results  Q1 2026 Actuals  Guidance  Monthly Active Users (M)  Above  761  759  Premium Subscribers (M)  In-Line  293  293  Financials  * Includes (€39) million of Social Charges which were €49 million below forecast / guidance driven by share price movement during the quarter. As a reminder, we do not incorporate share price movements into our forecast since they are beyond our control.

 FINANCIAL  SUMMARY

Financial Summary

USER, FINANCIAL & LIQUIDITY SUMMARY	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Y/Y	Y/Y FXN*
USERS (M)							
Total Monthly Active Users ("MAUs")	678	696	713	751	761	12%	--
Premium Subscribers	268	276	281	290	293	9%	--
Ad-Supported MAUs	423	433	446	476	483	14%	--
FINANCIALS (€M)							
Premium	3,783	3,753	3,835	4,020	4,148	10%	15%
Ad-Supported	407	440	437	511	385	-5%	3%
Total Revenue	**4,190**	**4,193**	**4,272**	**4,531**	**4,533**	**8%**	**14%**
Gross Profit	1,326	1,320	1,351	1,499	1,495	13%	18%
Gross Margin	**31.6%**	**31.5%**	**31.6%**	**33.1%**	**33.0%**	**--**	**--**
Total Operating Expenses	**817**	**914**	**769**	**798**	**780**	**-5%**	**1%**
Operating Income	**509**	**406**	**582**	**701**	**715**	**40%**	**46%**
Operating Margin	12.1%	9.7%	13.6%	15.5%	15.8%	--	--
FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)							
Net Cash Flows From Operating Activities	539	709	829	856	836	55%	--
Free Cash Flow*	**534**	**700**	**806**	**834**	**824**	**54%**	**--**
Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)	8.0	8.4	9.1	9.5	8.8	--	--

Spotify

* Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.
** Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group's new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts have been reclassified to conform to current period presentation. See Appendix for reclassified and recast segment Gross Profit amounts.

 Revenue  Profitability  Free Cash Flow & Liquidity  Gross Margin was 33.0% in Q1, up 133 bps Y/Y reflecting:  Premium gains driven by Revenue growth outpacing music costs net of marketplace programs, audiobooks costs and video podcast costs; and  Ad-Supported decline driven by music costs and Other Costs of Revenue resulting from higher engagement, which more than offset podcast favorability  Operating Income was €715 million in Q1 and reflected the above, along with:  Higher costs driven by marketing, as well as cloud and AI spend (excluding Social Charges)  Operating Expenses included (€39) million in Social Charges  At the end of Q1, our workforce consisted of 7,258 full-time employees globally  Revenue of €4,533 million grew 8% Y/Y in Q1 (or 14% Y/Y constant currency*), reflecting:  Premium Revenue growth of 10% Y/Y (or 15% Y/Y constant currency*), driven by subscriber gains; and  Ad-Supported Revenue decline of 5% Y/Y (or increase of 3% Y/Y constant currency*)  Unfavorable currency movements slowed Total Revenue Y/Y growth by ~600 bps vs. the ~670 bps incorporated into our guidance  Free Cash Flow* was €824 million in Q1. Our liquidity and balance sheet remained strong, with €8.8 billion in cash and cash equivalents, restricted cash and short term investments.  Financial Summary  * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  ** Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts have been reclassified to conform to current period presentation.

 Revenue  Premium growth driven by ARPU gains  Premium Revenue* grew 10% Y/Y to €4,148 million (or 15% Y/Y constant currency**), reflecting subscriber growth of 9% Y/Y and roughly flat Y/Y Premium Average Revenue per User (ARPU) of €4.76 (or up 5.7% Y/Y constant currency). Excluding the impact of FX, ARPU performance was driven by price increase benefits, partially offset by product/market mix.  Advertising business transformation continues  Ad-Supported Revenue* declined -5% Y/Y (or increased 3% Y/Y constant currency**). On a constant currency basis, growth in music advertising was driven by growth in impressions sold, partially offset by softness in pricing. Podcasting growth was led by sponsorship gains within our Owned & Licensed portfolio. Automated sales channels remained the largest contributors to overall advertising growth.  * Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts since 2023 have been reclassified to conform to current period presentation. Comparative amounts for 2022 have not been recast. See Appendix for reclassified and recast segment Gross Profit amounts.  ** Constant Currency (FXN) adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  **** Auction-Based Revenue includes biddable sales within the Spotify Ad Exchange and Spotify Ads Manager.

 Premium Gross Margin* was 34.8% in Q1, up 129 bps Y/Y. The Y/Y trend was driven by Revenue growth outpacing music costs net of marketplace programs, audiobooks costs and video podcast costs.  Gross Margin  Solid Y/Y improvement driven by Premium segment gains  Gross Margin finished at 33.0% in Q1, up 133 bps Y/Y. The Y/Y trend was driven by improvement in our Premium segment.  Ad-Supported Gross Margin* was 13% in Q1, down 102 bps Y/Y. The Y/Y decline was due to music costs and Other Costs of Revenue resulting from higher engagement, which more than offset podcast favorability.  * Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts since 2023 have been reclassified to conform to current period presentation. Comparative amounts for 2022 have not been recast. See Appendix for reclassified and recast segment Gross Profit amounts.

 Operating Expenses declined 5% Y/Y in Q1. Absent the effects of Y/Y movements in currency and Social Charges, the 17% Y/Y increase in Operating Expenses was primarily driven by an increase in marketing alongside cloud and AI spend. The Y/Y increase in marketing was largely due to campaign timing.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue.  Share price movements this quarter resulted in Social Charges coming in €49 million below forecast at (€39) million in current period Operating Expenses. Prior year period Operating Expenses included €75 million in Social Charges.  Operating Expenses  Y/Y trend led by marketing spend  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Free Cash Flow  Record Q1 performance aids balance sheet strength  Free Cash Flow* was €824 million in Q1, a record high Q1 as a result of higher Net Income adjusted for non-cash items and improving net working capital. Capital expenditures increased €7 million Y/Y to €13 million.  In Q1, trailing 12 month Free Cash Flow expanded to €3.2 billion. On a cumulative basis, we have generated €8.0 billion of Free Cash Flow since the beginning of 2016, supporting our strong balance sheet and €8.8 billion in cash and cash equivalents, restricted cash and short term investments balance.  In Q1, we repurchased €306 million ($361 million) of shares and retired  €1.3 billion ($1.5 billion) of exchangeable notes.  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. Cume represents cumulative performance since the beginning of 2016.  ** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 MAUS  & SUBSCRIBERS

 Total MAUs grew 12% Y/Y to 761 million, up from 751 million last quarter and 2 million above our guidance. Quarterly performance reflected:  Broad-based regional growth, with outperformance led by Rest of World and North America  Mobile free tier enhancements driving accelerated user growth  Monthly Active Users (MAUs)

 Our Premium Subscribers grew 9% Y/Y to 293 million, up from 290 million last quarter and in-line with our guidance. Quarterly performance reflected:  Broad-based regional growth, led by Latin America and Europe  Strong global promotional campaign intake  Premium Subscribers

 PRODUCT  & PLATFORM

 Empowering users to curate and control their experience on Spotify  Released Taste Profile in beta to Premium listeners in New Zealand, offering users a clear view into how Spotify interprets their listening habits. Taste Profile enables users to actively refine how Spotify understands their preferences, giving them greater control over what appears on their homepage.  Launched new video controls that let users better tailor their time on Spotify, either by choosing to maintain an audio-first experience or layer in a richer, video-enhanced one. In a world of passive scrolling, Spotify offers a more intentional experience that listeners can actively shape around what they love.  Prompted Playlist in beta expanded to the U.S. and Canada, allowing Premium listeners to describe exactly what they want to hear in their own words.  Prompted Playlist is also expanding to include podcasts, helping listeners discover new shows, go deep on a specific topic or build a curated lineup to match their mood.

Driving deeper engagement through music insights and audiobook discovery



Launched About the Song in beta in select markets, enriching the listening experience through short, swipeable cards that highlight novel details about the music to deepen listeners' understanding of their favorite tracks and new discoveries.



SongDNA rolled out to Premium users globally in beta, letting fans explore the writers, producers, collaborators, samples, interpolations and covers behind the music they love. SongDNA is an immersive music experience that lets fans follow connections between tracks and see how artists, eras and genres intersect for a deeper understanding of the music.


Meet
Audiobook Charts
Top Self-Help
Top Sci-Fi & Fantasy
Top Audiobooks
Top Parenting & Relationships
Top Romance
Top Biography & Memoir

Unveiled Audiobook Charts in the U.S. and U.K. to help users discover their next great listen. Similar to our Music and Podcast charts, Audiobook Charts showcase what's popular and trending on Spotify with weekly rankings of top audiobooks overall and by genre, giving listeners a clear view of what others are enjoying.

Spotify

 OUTLOOK

 Outlook for Q2’26  The following forward-looking statements reflect Spotify’s expectations for Q2 2026 as of April 28, 2026 and are subject to substantial uncertainty.  Total MAUs  778 million  Implies the addition of approximately 17 million net new MAUs in the quarter  Total Premium Subscribers  299 million  Implies the addition of approximately 6 million net new subscribers in the quarter  Total Revenue  €4.8 billion  Assumes ~80 bps headwind to growth Y/Y (vs. ~600 bps in Q1) due to foreign exchange rate movements; based on currency rates as of Q1 close (e.g. USD:Euro of 0.8657 as of March 31 2026)  Gross Margin  33.1%  Primarily driven by Y/Y favorability within the Premium segment  Operating Income  €630 million  Incorporates €10 million in Social Charges based on a Q1 close share price of $484.91  ,

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Alex Norström and Gustav Söderström, our Co-Chief Executive Officers, and Christian Luiga, our Chief Financial Officer will be on hand to answer questions. Questions can be submitted by going to slido.com and using the code #SpotifyEarningsQ126. Participants also may join using the listen-only conference line by registering through the following site: https://registrations.events/direct/Q4I5705031.  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating Income excluding foreign exchange effect, Operating expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, and Operating expense excluding foreign exchange effect, are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Gross Profit, Operating Income, Operating expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, their time, and advertisers; risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to provide personalized content that our users enjoy; our ability to sustain our revenue growth rate; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast, optimize, or sell advertising inventory amid evolving industry trends in digital advertising; our ability to successfully monetize and generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and divestitures; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and audiovisual works and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information; undetected errors, misconfigurations, bugs, or vulnerabilities in our products and services; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security, content moderation, use of artificial intelligence, and third parties’ intentional misuse of our products and services; our ability to maintain, protect, and enhance our brand; our ability to meet evolving stakeholder expectations relating to environmental, social, and governance matters; payment  acceptance-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access additional capital to support strategic objectives; risks relating to  currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including slower growth or recession, inflation, changes in interest rates, changes in trade and tax policies, geopolitical conflicts, and related market uncertainty; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 10, 2026, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.

 FINANCIAL  STATEMENTS

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  ** Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts since 2023 have been reclassified to conform to current period presentation. Comparative amounts for 2022 have not been recast. See Appendix for reclassified and recast segment Gross Profit amounts.

 Trending Charts  Gross Profit by Segment, Gross Margin by Segment & Free Cash Flow*  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  ** Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts since 2023 have been reclassified to conform to current period presentation. Comparative amounts for 2022 have not been recast. See Appendix for reclassified and recast segment Gross Profit amounts.

 Interim condensed consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  March 31, 2026  December 31, 2025  March 31, 2025  Revenue  4,533  4,531  4,190  Cost of revenue  3,038  3,032  2,864  Gross profit  1,495  1,499  1,326  Research and development  331  290  379  Sales and marketing  342  399  314  General and administrative  107  109  124  780  798  817  Operating income  715  701  509  Finance income  248  349  71  Finance costs  (26)  (29)  (252)  Finance income/(costs) - net  222  320  (181)  Income before tax  937  1,021  328  Income tax expense/(benefit)  216  (153)  103  Net income attributable to owners of the parent  721  1,174  225  Earnings per share attributable to owners of the parent  Basic  3.50  5.71  1.10  Diluted  3.45  4.43  1.07  Weighted-average ordinary shares outstanding  Basic  205,716,853  205,771,982  204,467,927  Diluted  209,280,449  212,493,318  210,243,478

 March 31, 2026  December 31, 2025  Assets  Non-current assets  Lease right-of-use assets  227  234  Property and equipment  182  188  Goodwill  1,099  1,083  Intangible assets  41  41  Long term investments  1,194  2,181  Restricted cash and other non-current assets  59  61  Finance lease receivables  71  69  Deferred tax assets  596  662  3,469  4,519  Current assets  Trade and other receivables  683  802  Income tax receivable  94  116  Short term investments  3,491  4,209  Cash and cash equivalents  5,255  5,258  Other current assets  136  111  9,659  10,496  Total assets   13,128  15,015  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  6,560  6,496  Treasury shares  (1,007)  (701)  Other reserves  2,581  3,366  Accumulated deficit  (124)  (832)  Equity attributable to owners of the parent  8,010  8,329  Non-current liabilities  Lease liabilities  414  433  Accrued expenses and other liabilities  2  2  Provisions  3  3  Deferred tax liabilities  11  163   430  601  Current liabilities  Trade and other payables  1,250  1,194  Income tax payable  150  72  Deferred revenue  750  711  Accrued expenses and other liabilities  2,471  2,589  Exchangeable Notes  —  1,458  Provisions  49  51  Derivative liabilities  18  10  4,688  6,085  Total liabilities  5,118  6,686  Total equity and liabilities   13,128  15,015  Interim condensed consolidated statement of financial position  (Unaudited) (in € millions)

 March 31, 2026  December 31, 2025  March 31, 2025  Operating activities  Net income  721  1,174  225  Adjustments to reconcile net income to net cash flows  Depreciation of property and equipment and lease right-of-use assets  20  20  20  Amortization of intangible assets  6  5  7  Impairment charge on real estate assets  4  —  2  Share-based compensation expense  56  57  42  Finance income  (248)  (349)  (71)  Finance costs  26  29  252  Income tax expense/(benefit)  216  (153)  103  Other  (2)  1  —  Changes in working capital:  Decrease/(increase) in trade receivables and other assets  91  (66)  (4)  (Decrease)/increase in trade and other liabilities  (94)  70  (90)  Increase in deferred revenue  35  20  3  (Decrease)/increase in provisions  (3)  —  12  Interest paid  (8)  (6)  (13)  Interest received  52  58  70  Income tax paid  (36)  (4)  (19)  Net cash flows from operating activities  836  856  539  Investing activities  Business combinations, net of cash acquired  —  (9)  —  Payment of deferred consideration pertaining to business combinations  —  —  (7)  Purchases of property and equipment  (5)  (22)  (6)  Purchases of short term investments  (6,740)  (5,916)  (3,929)  Sales and maturities of short term investments  7,484  5,318  3,630  Change in restricted cash  1  —  1  Other  (8)  —  (3)  Net cash flows from/(used in) investing activities  732  (629)  (314)  Financing activities  Proceeds from exercise of stock options  64  37  204  Repurchases of ordinary shares  (306)  (381)  —  Payments of lease liabilities  (20)  (14)  (22)  Repayment of Exchangeable Notes  (1,304)  —  —  Payments for employee taxes withheld from restricted stock unit releases  (45)  (60)  (56)  Net cash flows (used in)/from financing activities  (1,611)  (418)  126  Net (decrease)/increase in cash and cash equivalents  (43)  (191)  351  Cash and cash equivalents at beginning of the period  5,258  5,456  4,781  Net foreign exchange gains/(losses) on cash and cash equivalents  40  (7)  (113)  Cash and cash equivalents at period end   5,255   5,258  5,019  (Unaudited) (in € millions)  Three months ended  Interim condensed consolidated statement of cash flows

 Diluted earnings per share  Net income attributable to owners of the parent  721  1,174  225  Fair value gains on dilutive Exchangeable Notes  —  (232)  —  Net income used in the computation of diluted earnings per share  721  942  225  Shares used in computation:  Weighted-average ordinary shares outstanding  205,716,853  205,771,982  204,467,927  Exchangeable Notes  —  2,373,333  —  Stock options  2,772,641  3,283,972  4,160,039  Restricted stock units  787,102  1,056,325  1,600,055  Other contingently issuable shares  3,853  7,706  15,457  Diluted weighted-average ordinary shares  209,280,449  212,493,318  210,243,478  Diluted earnings per share attributable to owners of the parent   3.45   4.43  1.07  March 31, 2026  December 31, 2025  March 31, 2025  Basic earnings per share  Net income attributable to owners of the parent  721  1,174  225  Shares used in computation:  Weighted-average ordinary shares outstanding  205,716,853  205,771,982  204,467,927  Basic earnings per share attributable to owners of the parent   3.50   5.71   1.10  (Unaudited)  (in € millions, except share and per share data)  Three months ended  Calculation of basic and diluted earnings per share

 Three months ended  March 31, 2026  March 31, 2025  IFRS Revenue  4,533  4,190  Foreign exchange effect on 2026 revenue using 2025 rates  250  Revenue excluding foreign exchange effect  4,783  IFRS Revenue year-over-year change %  8 %  Revenue excluding foreign exchange effect year-over-year change %  14 %  IFRS Premium revenue  4,148  3,783  Foreign exchange effect on 2026 Premium revenue using 2025 rates  214  Premium revenue excluding foreign exchange effect  4,362  IFRS Premium revenue year-over-year change %  10 %  Premium revenue excluding foreign exchange effect year-over-year change %  15 %  IFRS Ad-Supported revenue  385  407  Foreign exchange effect on 2026 Ad-Supported revenue using 2025 rates  36  Ad-Supported revenue excluding foreign exchange effect  421  IFRS Ad-Supported revenue year-over-year change %  (5)%  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  3 %  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results  Gross profit on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  March 31, 2026  March 31, 2025  IFRS Revenue  4,533  4,190  IFRS Cost of revenue  3,038  2,864  IFRS Gross profit  1,495  1,326  Foreign exchange effect on 2026 gross profit using 2025 rates  74  Gross profit excluding foreign exchange effect  1,569  IFRS Gross profit year-over-year change %  13 %  Gross profit excluding foreign exchange effect year-over-year change %  18%

 Operating expense on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months  ended  March 31, 2026  March 31, 2025  IFRS Operating expense  780  817  Foreign exchange effect on 2026 operating expense using 2025 rates  44  Operating expense excluding foreign exchange effect  824  IFRS Operating expense year-over-year change %  (5)%  Operating expense excluding foreign exchange effect year-over-year change %  1 %  Three months  ended  March 31, 2026  March 31, 2025  IFRS Research and development expense  331  379  Foreign exchange effect on 2026 expense using 2025 rates  17  Research and development expense excluding foreign exchange effect  348  IFRS Research and development expense year-over-year change %  (13)%  Research and development expense excluding foreign exchange effect year-over-year change %  (8)%  Three months  ended  March 31, 2026  March 31, 2025  IFRS Sales and marketing expense  342  314  Foreign exchange effect on 2026 expense using 2025 rates  23  Sales and marketing expense excluding foreign exchange effect  365  IFRS Sales and marketing expense year-over-year change %  9 %  Sales and marketing expense excluding foreign exchange effect year-over-year change %  16 %  Three months  ended  March 31, 2026  March 31, 2025  IFRS General and administrative expense  107  124  Foreign exchange effect on 2026 expense using 2025 rates  4  General and administrative expense excluding foreign exchange effect  111  IFRS General and administrative expense year-over-year change %  (14)%  General and administrative expense excluding foreign exchange effect year-over-year change %  (10)%  Reconciliation of IFRS to non-IFRS results

 Reconciliation of IFRS to non-IFRS results  Operating income on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  March 31, 2026  March 31, 2025  IFRS Operating income  715  509  Foreign exchange effect on 2026 operating income using 2025 rates  30  Operating income excluding foreign exchange effect  745  IFRS Operating income year-over-year change %  40 %  Operating income excluding foreign exchange effect year-over-year change %  46%

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026
Net cash flows from/(used in) operating activities	40	(70)	59	13	211	397	211	492	715	883	539	709	829	856	836
Capital expenditures	(5)	(5)	(2)	(2)	(1)	(1)	(5)	(2)	(4)	(6)	(6)	(10)	(23)	(22)	(13)
Change in restricted cash	—	2	—	(2)	6	—	1	—	—	—	1	1	—	—	1
Free Cash Flow	35	(73)	57	9	216	396	207	490	711	877	534	700	806	834	824

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026
Net cash flows from operating activities	42	213	680	832	1,311	1,815	2,301	2,629	2,846	2,960	2,933	3,230
Capital expenditures	(14)	(10)	(6)	(9)	(9)	(12)	(17)	(18)	(26)	(45)	(61)	(68)
Change in restricted cash	—	6	4	5	7	1	1	1	2	2	2	2
Free Cash Flow	28	209	678	828	1,309	1,804	2,285	2,612	2,822	2,917	2,874	3,164

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended								
	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
Net cash flows from operating activities	179	344	573	259	361	46	680	2,301	2,933
Capital expenditures	(36)	(125)	(135)	(78)	(85)	(25)	(6)	(17)	(61)
Change in restricted cash	(34)	(10)	2	2	1	—	4	1	2
Free Cash Flow	109	209	440	183	277	21	678	2,285	2,874

 APPENDIX

 Social Charges Sensitivity  Meaningful movements in our stock price can lead to Social Charge variance  Our guidance incorporates the impact of Social Charges, the vast majority of which appear in Operating Expenses. The amount of Social Charges we accrue for and ultimately pay can be volatile, as they are tied to the value of our share price. Since we do not forecast stock price changes in our guidance, meaningful movements in our stock price over the course of a quarter can lead to meaningful changes in Social Charges. As an example, at the Q1 close, our stock price was $484.91. In Q1, a 10% increase or decrease in our stock price compared to the quarter-end price would have an approximate +/- €23M impact on Social Charges.

Segment Reclassification

SEGMENT RECLASSIFICATION	Q1 2024	Q2 2024	Q3 2024	Q4 2024	2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025	Q1 2026
REVENUE (€M)											
Premium*	**3,259**	**3,365**	**3,530**	**3,721**	**13,875**	**3,783**	**3,753**	**3,835**	**4,020**	**15,391**	**4,148**
Y/Y	*20%*	*21%*	*21%*	*17%*	*19%*	*16%*	*12%*	*9%*	*8%*	*11%*	*10%*
Ad-Supported*	**377**	**442**	**458**	**521**	**1,798**	**407**	**440**	**437**	**511**	**1,795**	**385**
Y/Y	*19%*	*12%*	*5%*	*7%*	*10%*	*8%*	*0%*	*-5%*	*-2%*	*0%*	*-5%*
Total Revenue	**3,636**	**3,807**	**3,988**	**4,242**	**15,673**	**4,190**	**4,193**	**4,272**	**4,531**	**17,186**	**4,533**
COST OF REVENUE (€M)											
Premium Cost of Revenue*	2,274	2,307	2,346	2,425	9,352	2,514	2,509	2,561	2,623	10,207	2,703
Ad-Supported Cost of Revenue*	358	388	402	449	1,597	350	364	360	409	1,483	335
Total Cost of Revenue	**2,632**	**2,695**	**2,748**	**2,874**	**10,949**	**2,864**	**2,873**	**2,921**	**3,032**	**11,690**	**3,038**
GROSS PROFIT (€M)											
Premium Gross Profit*	**985**	**1,058**	**1,184**	**1,296**	**4,523**	**1,269**	**1,244**	**1,274**	**1,397**	**5,184**	**1,445**
Gross Margin (%)	*30.2%*	*31.4%*	*33.5%*	*34.8%*	*32.6%*	*33.5%*	*33.1%*	*33.2%*	*34.8%*	*33.7%*	*34.8%*
Ad-Supported Gross Profit*	**19**	**54**	**56**	**72**	**201**	**57**	**76**	**77**	**102**	**312**	**50**
Gross Margin (%)	*5.0%*	*12.2%*	*12.2%*	*13.8%*	*11.2%*	*14.0%*	*17.3%*	*17.6%*	*20.0%*	*17.4%*	*13.0%*
Total Gross Profit	**1,004**	**1,112**	**1,240**	**1,368**	**4,724**	**1,326**	**1,320**	**1,351**	**1,499**	**5,496**	**1,495**
Total Gross Margin (%)	*27.6%*	*29.2%*	*31.1%*	*32.2%*	*30.1%*	*31.6%*	*31.5%*	*31.6%*	*33.1%*	*32.0%*	*33.0%*

Spotify

* Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group's new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts have been reclassified to conform to current period presentation.